UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Defense Industries International Inc.
(Name of Issuer)

Common Stock par value $0.0001 per share
(Title of Class of Securities)

244632105
(CUSIP Number)

GOV Financial Holdings Ltd. 27 Yoav St. Tel Aviv, Israel 69081 Telephone: 972 (9) 9701800 Attention: Leon Recanati

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 244632105

1	NAME OF REPORTING PERSON: GOV Financial Holdings Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,823,955*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,823,955*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,823,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.29%
14	TYPE OF REPORTING PERSON: CO

* Mr. Leon Recanati and GOV Financial Holdings Ltd. are the beneficial owners of the 1,823,955 shares of common stock of the Issuer. GOV Financial Holdings Ltd. directly holds the 1,823,955 shares of common stock of the Issuer. Mr. Recanati holds 100% of the shares of GOV Financial Holdings Ltd., an Israeli corporation. Accordingly, Mr. Recanati may be deemed to have the sole voting and dispositive power as to the 1,823,955 shares of common stock of the Issuer held by GOV Financial Holdings Ltd.

CUSIP No. 244632105

1	NAME OF REPORTING PERSON: Mr. Leon Recanati I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,823,955*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,823,955*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,823,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.29%
14	TYPE OF REPORTING PERSON: CO

* Mr. Leon Recanati and GOV Financial Holdings Ltd. are the beneficial owners of the 1,823,955 shares of common stock of the Issuer. GOV Financial Holdings Ltd. directly holds the 1,823,955 shares of common stock of the Issuer. Mr. Recanati holds 100% of the shares of GOV Financial Holdings Ltd., an Israeli corporation. Accordingly, Mr. Recanati may be deemed to have the sole voting and dispositive power as to the 1,823,955 shares of common stock of the Issuer held by GOV Financial Holdings Ltd.

Item 1.	Securities and Issuer

        This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Defense Industries International Inc. (the “Issuer”), a Nevada corporation whose principal executive offices are located at 8 Brisel Street, Industrial Zone Sderot, Israel. The Common Stock is traded on the Over The Counter Bulletin Board under the symbol “DFNSE.OB.” The percentage of Common Stock reported in this Schedule 13D as being beneficially owned by GOV Financial Holdings Ltd. and any other information disclosed herein (other than descriptions of agreements and transactions to which GOV is a party) is based on publicly available information provided by Issuer or other third parties.

Item 2.	Identity and Background

        This Statement is being filed by GOV Financial Holdings Ltd. (“GOV”) and Mr. Leon Recanati.

        GOV is a holding company incorporated under the laws of the State of Israel and is located at 27 Yoav Street, Tel Aviv, 69081 Israel.

        Mr. Leon Recanati, a citizen of the State of Israel, is the sole executive officer and sole director of GOV. Mr. Recanti is a businessman and a director of several companies.

        During the last five years, neither GOV nor Mr. Recanati has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

        On June 15, 2005, GOV entered into a share purchase agreement (the “Share Purchase Agreement”) with the Issuer, pursuant to which GOV purchased 1,697,386 shares of Common Stock of the Issuer, par value $0.0001 each, at a price of $0.60 per share of Common Stock, and at an aggregate purchase price of $1,018,431.60. GOV was also issued a warrant to purchase up to additional 337,934 shares of Common Stock, at an exercise price per share of Common Stock of $0.94, exercisable until June 30, 2007, which GOV did not exercise and which has expired, and an additional warrant to purchase up to additional 168,967 shares of Common Stock, at an exercise price per share of Common Stock of $2.40, exercisable until June 30, 2010.

        The consideration for the purchase of the Common Stock was funded from the working capital of GOV.

        In accordance with the Share Purchase Agreement, on the first anniversary of this agreement, GOV was issued additional 1,212,419 shares of Common Stock, as the price of the Common Stock in the market declined below $0.60.

        In the period between March 19, 2007 and August 15, 2007 GOV sold a total of 1,085,850 shares of Common Stock of the Issuer for a total amount of $627,498.50.

Item 4.	Purpose of Transaction

        The shares of Common Stock of the Issuer were purchased by GOV for investment purposes. In the period between March 19, 2007 and August 15, 2007 GOV sold a total of 1,085,850 shares of Common Stock of the Issuer for a total amount of $627,498.50.

        GOV and Mr. Recanati currently do not have any plan or proposal, which relates to or would result in:

    (a)        the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b)        an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

    (c)        a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

    (d)        any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

    (e)        any material change in the present capitalization or dividend policy of the Issuer;

    (f)        any other material change in the Issuer’s business or corporate structure;

    (g)        changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

    (h)        a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i)        a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

    (j)        any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

    (a)        Mr. Recanati and GOV are the beneficial holders of 1,823,955 shares of Common Stock of the Issuer, or approximately 6.29 % of the 28,867,272 of the Issuer’s issued and outstanding shares of Common Stock, as of April 17, 2008. In addition, Mr. Recanti and GOV hold a warrant to purchase up to 168,967 additional shares of Common Stock, at an exercise price per share of $2.40, exercisable until June 30, 2010.

    (b)        Mr. Recanati and GOV have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 1,823,955 ordinary shares currently beneficially owned by Mr. Recanati and GOV.

    (c)        The following table sets forth all the transactions in the ordinary shares of the Issuer effected by GOV since June 15, 2005. All such transactions were open market sales effected on the National Market.

Date of Sales by GOV	Number of Ordinary Shares	Price Per Share*

March 19, 2007	15,000	$0.56
March 20, 2007	25,000	$0.55
March 22, 2007	25,000	$0.55
March 27, 2007	17,500	$0.55
March 28, 2007	5,000	$0.56
March 29, 2007	25,000	$0.55
April 9, 2007	3,000	$0.56
April 14-16, 2007	480,400	$0.58
May 17, 2007	30,000	$0.57
May 18, 2007	25,700	$0.56
May 21, 2007	35,000	$0.57
May 23, 2007	48,500	$0.56
May 24, 2007	11,600	$0.56
May 25, 2007	65,000	$0.56
May 29, 2007	49,500	$0.56
May 31, 2007	12,200	$0.56
June 1, 2007	30,000	$0.56
June 18, 2007	26,000	$0.60
June 19, 2007	17,500	$0.60
June 21, 2007	10,000	$0.60
July 10, 2007	7,500	$0.60
July 12, 2007	3,400	$0.60
July 20, 2007	35,000	$0.62
July 23, 2007	43,050	$0.63
August 15, 2007	40,000	$0.62

*	Does not include broker’s commissions.

        Except for such transactions, Mr. Recanati and GOV have not effected any transactions in the ordinary shares since August 15, 2007.

    (d)        No person other than Mr. Recanati and GOV, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

    (e)        Not applicable.

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

        Date: May 1, 2008

By: /s/ Mr. Leon Recanati —————————————— Mr. Leon Recanati

GOV Financial Holdings Ltd. By: /s/ Leon Recanati —————————————— Leon Recanati Director

Exhibit 1

JOINT FILING AGREEMENT

        The undersigned hereby agree that the attached Statement on Schedule 13D relating to the shares of common stock, par value $0.0001 per share of Defense Industries International, Inc. is filed on behalf of each of them.

Date: May 1, 2008

By: /s/ Mr. Leon Recanati —————————————— Mr. Leon Recanati

GOV Financial Holdings Ltd. By: /s/ Leon Recanati —————————————— Leon Recanati Director